

June 10, 2013

Via E-mail
Kenneth L. Hignett
Senior Vice President, Chief Financial Officer and Secretary
Morgan's Foods, Inc.
4829 Galaxy Parkway, Suite S
Cleveland, OH 44128

> **Re:** **Morgan's Foods, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 24, 2013**
> **File No. 001-08395**

Dear Mr. Hignett:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Robert Loesch
        Tucker Ellis LLP